UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of  January 2016

Commission File Number:  001-10691

DIAGEO plc
(Translation of registrant’s name into English)

Lakeside Drive, Park Royal, London NW10 7HQ
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F .......X.....                                                                Form 40-F ..........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ..................

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ..................

List identifying information required to be furnished
by Diageo plc pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act 1934
1 – 31 January 2016

Information Public Announcements/Press	Required by/when The Stock Exchange, London

Announcement Director Declaration (04 January 2016)	Announcement Director/PDMR Shareholding (11 January 2016)
Announcement Total Voting Rights (04 January 2016)	Announcement Director/PDMR Shareholding (13 January 2016)
Announcement Blocklisting Interim Review (11 January 2016)

Diageo PLC - Director Declaration
Dated 04 January 2016

TO:	Regulatory Information Service
RE:	PARAGRAPH 9.6.13 OF THE LISTING RULES

Diageo plc (the "Company") announces the following in respect of Ms Emma Walmsley, who was appointed a director of the Company with effect from 1 January 2016 (as previously announced).

a: in respect of Listing Rules paragraph 9.6.13 (1), Ms Walmsley has no other directorships of publicly quoted companies.

b: in respect of Listing Rules paragraphs 9.6.13 (2), (3),(4),(5) and (6), there are no such details to disclose.

V Cooper
Assistant Company Secretary

4 January 2016

Diageo PLC - Total Voting Rights
Dated 04 January 2016

TO:	Regulatory Information Service
RE:	Paragraph 5.6.1 of the Disclosure and Transparency Rules

Diageo plc - Voting Rights and Capital

In conformity with Paragraph 5.6.1 of the Disclosure and Transparency Rules, Diageo plc (the "Company") would like to notify the market of the following:

The Company's issued capital as at 31 December 2015 consisted of 2,754,345,238 ordinary shares of 28 101/108 pence each ("Ordinary Shares"), with voting rights. 238,271,610 Ordinary Shares were held in Treasury, in respect of which, voting rights were not exercised.

Therefore, the total number of voting rights in the Company was 2,516,073,628 and this figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the Company under the FCA's Disclosure and Transparency Rules.

A Syed
Company Secretarial Assistant

4 January 2016

Diageo PLC - Blocklisting Interim Interview
Dated 11 January 2016

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 11 January 2016

Name of applicant:		Diageo plc
Name of scheme:		Diageo Associated Companies Share Option Plan (otherwise known as the Diageo Associated Companies Share Plan)
Period of return:	From:	1 July 2015	To:	31 December 2015
Balance of unallotted securities under scheme(s) from previous return:		219,759
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		12,467
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		207,292

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 11 January 2016

Name of applicant:		Diageo plc
Name of scheme:		Diageo plc Associated Companies Share Incentive Plan
Period of return:	From:	1 July 2015	To:	30 December 2015
Balance of unallotted securities under scheme(s) from previous return:		455,138
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		24,371
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		430,767

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically and provided to an ris.

(Note: Italicised terms have the same meaning as given in the Listing Rules.)

Date: 11 January 2016

Name of applicant:		Diageo plc
Name of scheme:		Diageo 2014 Long Term Incentive Plan
Period of return:	From:	1 July 2015	To:	31 December 2015
Balance of unallotted securities under scheme(s) from previous return:		49,805
Plus: The amount by which the block scheme(s) has been increased since the date of the last return (if any increase has been applied for):		0
Less: Number of securities issued/allotted under scheme(s) during period (see LR3.5.7G):		0
Equals: Balance under scheme(s) not yet issued/allotted at end of period:		49,805

Name of contact:	John Nicholls
Telephone number of contact:	02089786000

Diageo PLC - Director/PDMR Shareholding
Dated 11 January 2016
TO:	Regulatory Information Service
RE:	PARAGRAPH 3.1.4 OF THE DISCLOSURE AND TRANSPARENCY RULES

The notifications listed below were all received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that:

1.   It received notification on 11 January 2016 that the following allocations of ordinary shares of 28 101/108 pence each in the Company ("Ordinary Shares") under the Diageo Share Incentive Plan (the "Plan"), namely:

(i) the following director of the Company was allocated Ordinary Shares on 11 January 2016 under the Plan, by Diageo Share Ownership Trustees Limited (the "Trustee"):

Name of Director	Number of Ordinary Shares
K Mikells	9

(ii) the following Persons Discharging Managerial Responsibilities ("PDMR") were allocated Ordinary Shares on 11 January 2016 under the Plan, by the Trustee:

Name of PDMR	Number of Ordinary Shares
N Blazquez	11
D Cutter	10
S Moriarty	9

The number of Ordinary Shares allocated comprises those purchased on behalf of the employee using an amount which the employee has chosen to have deducted from salary ("Sharepurchase") and those awarded to the employee by the Company ("Sharematch") on the basis of one Sharematch Ordinary Share for every two Sharepurchase Ordinary Shares.

The Sharepurchase Ordinary Shares were purchased and the Sharematch Ordinary Shares were awarded at a price per share of £18.12.

The Ordinary Shares are held by the Trustee and in the name of the Trustee. Sharepurchase Ordinary Shares can normally be sold at any time. Sharematch Ordinary Shares cannot normally be disposed of for a period of three years after the award date.

2.   It received notification on 11 January 2016 that Dr FB Humer, a director of the Company, had purchased 457 Ordinary Shares on 11 January 2016 under an arrangement with the Company, whereby he has agreed to use an amount of £8,000 each month, net of tax, from his director's fees to purchase Ordinary Shares. Dr Humer has agreed to retain the Ordinary Shares while he remains a director of the Company.

The Ordinary Shares were purchased at a price per share of £18.12.

The Ordinary Shares referred to in items 1 and 2 above were purchased on the London Stock Exchange.

As a result of the above transactions, interests of the directors and PDMRs in the Company's Ordinary Shares and American Depository Shares ("ADS")* (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of Director	Number of Ordinary Shares
Dr FB Humer	64,372
K Mikells	13,529 (of which 13,520 are held as ADS)*

Name of PDMR	Number of Ordinary Shares
N Blazquez	98,322
D Cutter	8,789
S Moriarty	52,006

V Cooper
Assistant Company Secretary
11 January 2016

Diageo PLC - Director/PDMR Shareholding
Dated 13 January 2016

TO:      Regulatory Information Service

RE:      Paragraph 3.1.4 of the Disclosure and Transparency Rules

The notification listed below was received under Paragraph 3.1.2 of the Disclosure and Transparency Rules.

Diageo plc (the "Company") announces that it received notification on 12 January 2016 that, in connection with the Company's US Employee Stock Purchase Plan (also known as the US Sharevalue Plan) (the "USESPP"), the following Persons Discharging Managerial Responsibilities ("PDMRs") received, on 8 January 2016, American Depositary Shares ("ADS"),* following the exercise of share options, as participants in the USESPP at a price of $102.09 per ADS as follows:

Name of PDMR	Number of ADSs
B Franz	195.90
S Saller	195.90

As a result of these transactions, the interests of the Director and PDMRs in the Company's ordinary shares of 28 101/108 pence each ("Ordinary Shares") and ADS (excluding options, awards under the Company's LTIPs and interests as potential beneficiaries of the Company's Employee Benefit Trusts) are as follows:

Name of PDMR	No. of ADS
B Franz	19,093
S Saller	19,316

V Cooper
Assistant Company Secretary

13 January 2016

*1 ADS is the equivalent of 4 Ordinary Shares

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf  by the undersigned, thereunto duly authorized.

Diageo plc
(Registrant)

Date: 01 February 2016	By: /s/A Syed
Name: A Syed
Title: Company Secretarial Assistant